Exhibit 99.1

CANGO INC. ANNOUNCES THE APPOINTMENT OF NEW INDEPENDENT DIRECTOR

SHANGHAI, July 26, 2019, /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced that its board of directors has appointed Mr. Rong Liu as an independent director and a member of the Company’s Audit Committee.

Mr. Liu has decades of experience in the automotive industry. He served as a deputy chief accountant and executive director of the finance department of SAIC Group Co., Ltd. from December 2004 to May 2013. From March 2004 to December 2004, he served as a deputy chief accountant and manager of the finance department of Shanghai Automotive Industry Corporation (Group) Corp. From April 1990 to March 2004, he served as a manager assistant and deputy manager of Shanghai Automotive Industry Corporation (Group) Corp. He currently serves as an independent director at Kehua Holdings Co., Ltd., Kuangda Technology Group Co., Ltd., Shanghai Jialeng Songzhi Automobile Air Conditioning Co., Ltd. and Shanghai Jingzhi Industrial Co., Ltd. He also serves as a supervisor at Yangzhou Dongsheng Auto Parts Co., Ltd. In 1999, Mr. Liu completed a graduate program in international economy at China Eastern Normal University.

Commenting on the announcement, Mr. Jiayuan Lin, Chief Executive Officer of Cango, stated, “We are delighted to welcome Mr. Rong Liu to join Cango. I look forward to working with him and I believe he will add value to the Company by leveraging his extensive experience in the automobile industry and his expertise in accounting to strengthen our internal controls and corporate governance.”

In addition, Mr. Yongyi Zhang has ceased to serve as a member on the Audit Committee since July 2019, and therefore, the Audit Committee will consist of three independent directors, including Mr. Chi Ming Lee, Mr. Dongsheng Zhou and Mr. Rong Liu.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext. 5521

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com